# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: My City Builders, Inc., CIK 0001556801
CUSIP: 45250D103
Title of class of securities: Common Stock, Par Value $0.001 Per Share
Address of issuer's principal executive offices: 100 BISCAYNE BLVD., #1611, MIAMI, Florida (FL), 33132
Date of event which requires filing of this statement: 01/22/2025
Filed by CIK 0001059555
Persons authorized to receive notices and communications: Pearson Butler, LLC, 1802 W. South Jordan Parkway, Suite 200, South Jordan, Utah (UT), 84095, (801) 495-4104

## Reporting persons
- GILLEN FRANK (CIK 0001059555): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 5,252,714; shared voting power 0; sole dispositive power 5,252,714; shared dispositive power 0; aggregate amount beneficially owned 5,252,714 (32.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, Par Value $0.001 Per Share
Name of issuer: My City Builders, Inc.
Address of issuer's principal executive offices: 100 BISCAYNE BLVD., #1611, MIAMI, Florida (FL), 33132

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by Frank Gillen (the Reporting Person).
Residence or business address: The Reporting Persons business address is 100 Biscayne Blvd. #1611, Miami, FL 33132.
Present principal occupation or employment: The Reporting Persons principal business is as the president and director of PreCheck Health Services, Inc. (PreCheck).
Criminal convictions in the last five years: has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)
Civil proceedings (securities laws) in the last five years: was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, where, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoying future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: At various times in the past, PreCheck, of which the Reporting Person is an officer and director, made loans to the Issuer in the total amount of $1,716,000. In consideration of this debt, PreCheck and the Issuer agreed to exchange the debt for a total of 4,290,000 Shares. PreCheck and the Issuer further agreed that 1,430,000 Shares of the 4,290,000 Shares would be issued to the Reporting Person.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired Shares of the Issuer for investment purposes in private transactions concerning the conversion of debt by PreCheck, and payment of compensation to, the Reporting Person, as an officer and director of PreCheck. As a result of the transactions, the Reporting Person has over 10% voting control of the Issuer. He intends to participate and influence the affairs of the Issuer with respect to his voting rights associated with his ownership of Shares.

Subject to all relevant securities law provisions, the Reporting Person may acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties.

Except as otherwise disclosed herein, the Reporting Person does not have any current plans or proposals that relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuers business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) changes in the Issuers charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or;

(j) any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the filing of this Schedule 13D, the Reporting Person is the beneficial owner of 5,252,714 shares of common stock of the Issuer representing 32.3% of the Issuers issued and outstanding shares.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the filing of this Schedule 13D, the Reporting Person has the power to vote and direct the disposition of 5,252,714 shares.
Transactions in the class effected during the past sixty days: The Reporting Person has not effected any other transactions in the Issuers securities, including common stock of the Issuer, within 60 days preceding the date hereof.
Other persons with the right to receive dividends or sale proceeds: No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Person is the beneficial owner of 32.3% of the Issuers common shares as of the filing of this Schedule 13D. Furthermore, the Reporting Person holds 33,334 shares of Series A Convertible Preferred Stock of the Issuer, evidence of which was filed with the SEC on Reporting Persons Form 4 on July 8, 2024.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth under Items 3, 4, and 5 herein is incorporated by reference. The Reporting Person: (i) holds no options to purchase shares of Common Stock, (ii) except as disclosed in item 5(e),has no interest in any other securities of the Issuer, and (iii) is not party to an agreement in which is shall receive additional securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: The following exhibits are filed with this report by incorporation:

## Signatures
- GILLEN FRANK: /s/ Frank Gillen, Frank Gillen (01/22/2025)